Exhibit 21.1

SUBSIDIARIES OF THE DUCKHORN PORTFOLIO, INC.

Entity	Jurisdiction
Bootlegger’s Hill, LLC	California
Canvasback Wine, LLC	Delaware
Chenoweth Graham, LLC	California
Domaine M.B., LLC	California
Duckhorn Wine Company	California
Heritage Vineyard, LLC	Delaware
Heritage Wine, LLC	Delaware
KB Wines Corporation	Delaware
Mallard Buyer Corporation	Delaware
Selway Wine Company	Delaware
Waterfowl Wine, LLC	Delaware